File N° 12G3-2B-82-5087

04036494

Givaudan

Half Year Report 2004

Creating Sensory Advantage

Key Figures

Six months ended 30 June *in millions of Swiss francs, except per share data*	2004	2003	2003 (comparable basis)[1]
Sales	1,399	1,379	1,379
Operating profit	283	216	253
Operating profit margin (%)	*20.2%*	*15.7%*	*18.3%*
Net income	220	130	167
EBITDA[2]	335	305	305
Earnings per share – basic (CHF)	28.45	16.09	20.67
Earnings per share – diluted (CHF)	27.95	16.03	20.59
	30 June 2004	31 December 2003	
Total assets	4,675	4,548	
Total liabilities	2,197	1,962	
Total equity and minority interest	2,478	2,586	
Number of employees	5,921	5,981	

1) The Group early adopted IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 3 of the interim condensed consolidated financial statements). Goodwill amortisation for the first six months ended 30 June 2003 amounted to CHF 37 million.

*2) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Sales by Division

Sales Flavours
CHF 845 million
+3.6% in Swiss francs
+5.4% in local currencies

Sales Fragrances
CHF 554 million
-1.6% (+4.0%)[3] in Swiss francs
+0.1% (+5.8%)[3] in local currencies



60%
40%

Total sales
CHF 1,399 million
+1.5%(+3.7%)[3] in Swiss francs, +3.2%(+5.5%)[3] in local currencies

3) Excluding sales of discontinued fragrance ingredients

Sales by Region



USA and Canada
Europe, Africa and Middle East
33%
39%
9%
19%
Latin America
Asia Pacific

Sales are shown by destination

Givaudan maintains strong sales momentum and substantially improves profitability

In the first half of 2004, Givaudan maintained its strong sales momentum. Gross, operating and net margins substantially improved as some of the temporary factors affecting prior year comparables diminished and the margin improvement initiatives, announced in January 2004, started to have a positive impact. On a comparable basis, i. e. disregarding goodwill amortisation also in 2003, the operating profit increased by 12% to CHF 283 million and net profit by 32% to CHF 220 million.

Sales growth

In the first half of 2004, Givaudan continued to outgrow the market. Sales grew by 3.2% in local currencies and 1.5% in Swiss Francs. Excluding sales of discontinued fragrance ingredients, group sales growth reached 5.5% in local currencies and 3.7% in Swiss Francs.

Flavour sales grew by 5.4% in local currencies and 3.6% in Swiss Francs. All regions and all segments showed a positive trend.

Excluding discontinued ingredients, Fragrance sales grew by 5.8% in local currencies and 4.0% in Swiss Francs, substantially above market growth. Fine Fragrances, Consumer Products and the fragrance speciality ingredients contributed to this good performance.

Margin improvement initiatives on track

The margin improvement initiatives announced in January 2004 are well under way and had already a positive impact on half year performance. Major contributors were the improved sourcing and supply chain management, activity based staff reductions in all regions and efficiency gains in all areas.

Gross profit

The gross profit margin improved from 46.2% at half year 2003 to 48.3%. This is the consequence of the first results of the margin improvement initiatives and a more favourable product mix in both divisions. Additional positive factors were the stabilising currencies, lower pension charges and the enhanced Savoury margins.

Operating Profit

In the first half year EBIT amounted to CHF 283 million. Considering the change in accounting policy relating to goodwill amortisation (cf note in financial section), EBIT in comparable terms improved from CHF 253 million to CHF 283 million, resulting in an improvement of the margin from 18.3% to 20.2%. Tight cost management in marketing and development as well as lower pension fund charges had a positive impact.

Cash Flow

Cash flow generation remained high. By half year 2004, Givaudan reports an operating cash flow before investments of CHF 234 million against CHF 164 million in the same period of 2003, an increase of 42%. Capital spending amounted to CHF 50 million.

Net Profit

Reflecting the higher EBIT, including the change in goodwill amortisation policy, and the improved financial result, net profit increased from CHF 167 million to CHF 220 million against the first half of last year. Earnings per share increased from CHF 20.67 to CHF 28.45 in the first half of 2004.

Share buy back programme

Givaudan has an ongoing second share buy back programme for 800,000 shares, which has been extended until mid 2005. Under this programme the company has already bought back 300,000 shares until end of June 2004, of which 200,000 have been approved for cancellation at the General Assembly 2004.

Outlook

Givaudan aims at consolidating its leading position in the fragrance and flavour industry based on its strong global sensory platform. Givaudan is in a excellent position to continuously enhance its performance thanks to its strategy of driving profitable organic growth through innovation, increased win rate and broadening the customer base.

The margin improvement initiatives announced in January 2004 are well on track and have delivered their first benefits. Targeted full year savings stemming from these initiatives amount to CHF 47 million. The announced transfers of the compounding activities from Barneveld (Netherlands) to Dortmund (Germany) and Switzerland as well as the planned transfer of the activities of the Culinary Technology Centre in Tremblay (France) to Kemptthal (Switzerland) will contribute to the achievement of this target.

Notwithstanding the efforts to streamline the cost base, Givaudan continues to invest aggressively in state-of-the art research, creation, development and production capabilities. Several major expansion projects are planned or under way.

The strong balance sheet and the available liquid funds will allow Givaudan also in the future to channel further funds back to its shareholders and still pursue any potential value adding acquisition opportunities.

Despite strong previous year sales comparables, Givaudan is confident to reach substantially improved results for the full year 2004.

Fragrance Division

Six months ended 30 June, in millions of Swiss francs	2004	2003
Sales to third parties	554	563
EBITDA	114	112
as % of sales	*20.6%*	*19.9%*
Operating Profit[1]	92	90
as % of sales	*16.6%*	*16.0%*

1) The Group early adopted IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 3 of the interim condensed consolidated financial statements). Goodwill amortisation for the first six months ended 30 June 2003 for the Fragrance Division is insignificant.

The Fragrance Division recorded sales of CHF 554 million resulting in a 0.1% local currency sales growth (-1.6% in CHF). Excluding the discontinued ingredients, sales have grown by 5.8% (4.0% in Swiss Francs), substantially above market.

This growth was led in particular by strong sales in Fine Fragrances as well as in Consumer Products. In line with Givaudan's strategy to move to higher value adding specialities, sales of the Fragrance Ingredients business declined as a result of discontinued commodity ingredients, which in the first half 2003 accounted for CHF 30.3 million.

The strong Fragrances sales were achieved in a very competitive environment. The first results of the margin improvement initiatives, tight cost management as well as a stabilising US dollar explain the increase of the operating profit from 16.0% to 16.6%.

Major capital investments during the first half of 2004 included the transformation of the sunscreen filter plants in Vernier (Geneva) into multi-purpose units for the production of specialities.

Fine Fragrances

Fine Fragrances continue to show good sales growth reflecting in particular the launch of several new wins. This is the result of Givaudan's continued investments in its creative talent as well as into its creation centres in New York and Paris. These encouraging results have been achieved in an unfavourable market environment. The European fine fragrance market remained flat compared to last year. In North America, retail figures indicate that consumer demand has not recovered as much as expected.

At the Annual FiFi awards ceremony of the Fragrance Foundation, held in New York, perfumes created by Givaudan were again amongst the winners. Brit by Burberry and Ralph Lauren Blue won prestigious awards in their respective categories.

Fine Fragrance sales are expected to develop positively also in the second half, despite the strong base effect of last year's double digit growth.

Consumer Products

The Consumer Products business pursued in the first half year 2004 its successful path of growing above market. A highly competitive environment was felt particularly in Asia, where Thailand and Vietnam achieved encouraging sales results. Europe, North and Latin America grew favourably, despite a strong first half in 2003.

The fabric care and personal wash segment remained the biggest category. The main sales growth contributors in these segments were Europe and North America.

The highest growth of all segments was recorded in the household and air care segment, due to several new wins. In terms of growth, household was followed by personal care, which showed especially good results in Asia.

Fragrance Ingredients

In line with the strategy of the Fragrance Ingredients business unit, sales of patented speciality ingredients showed double digit growth in the first half year 2004. The discontinuation of sunscreen filters and other commodities diminished the overall sales figure.

Two new patented specialities were launched in the first half year of 2004: Javanol, the most substantive marketed sandalwood molecule, was introduced to the market in April and shows promising initial sales. Pharaone 10, a highly substantive, green pineapple note, was introduced during the World Perfumery Congress in June. The product received a lot of attention and has generate first sales, in particular for fine fragrance applications.

Pressure on prices in the commodities segment continued, mainly due to low cost producers and the weakness of the US dollar. Despite this, Givaudan's excellent service level and logistics expertise have enabled the company to maintain its market share.

Fragrance Research

Givaudan's Global Fragrance Research kept its excellent pace of innovation with a full pipe-line of molecules, delivery systems and technologies as well as with insight gains into olfactive mechanisms.

The introduction of new, patented, captive fragrance molecules into the palette of Givaudan's perfumers is advancing at an encouraging pace. In the first half year, Azurone, a marine, ozonic note, resembling a fresh, powerful, transparent sea breeze, was introduced as a captive molecule after having passed global registration.

Research in the field of malodour delivered interesting new results. An assay to measure the malodour neutralization potential of chemicals was developed. One candidate has been selected for further in-depth tests which are needed to prove the efficacy and safety of this novel compound in specific applications.

Givaudan's palette of ingredients is systematically screened for additional benefits.
A classic example of such secondary benefits is the antibacterial activity of fragrances. Antibacterial fragrances are important in all kinds of cleaning products such as soaps. Bacteria are often the cause of malodours and thus their elimination is the best prevention. A series of such fragrance ingredients has been newly created for further testing.

Another interesting area is the prevention of mouth malodour (halitosis). Several ingredients have been found that prevent the formation of mouth malodour, which can be used for the creation of special toothpaste flavours.

The range of delivery systems for various fragrance applications remains one of the key research areas which are permanently expanded. At present, Givaudan has two commercially available powder systems; Permascent and Granuscent, whereas for liquid systems further investigations and optimisation are still ongoing.

The number of patent applications remained at a high level. An interesting patent application was filed in the area for the counteraction of human sweat malodour.

Flavour Division

Six months ended 30 June, in millions of Swiss francs	2004	2003	2003 (comparable basis)[1]
Sales to third parties	845	816	816
EBITDA	221	193	193
as % of sales	*26.2%*	*23.7%*	*23.7%*
Operating Profit	191	126	163
as % of sales	*22.6%*	*15.4%*	*20.0%*

1) The Group early adopted IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 3 of the interim condensed consolidated financial statements). Goodwill amortisation for the first six months ended 30 June 2003 for the Flavour Division amounted to CHF 37 million.

The Flavour division recorded first half sales of CHF 845 million which represents a growth of 5.4% in local currencies and 3.6% in Swiss Francs compared to 2003. All four regions and all major segments recorded good growth with a particular strong performance from North and Latin America. The Confectionery, Dairy and Savoury segments posted strong gains. Successful efforts in winning major new projects have contributed to this performance.

On a comparable basis the operating margin improved from 20.0% to 22.6%. This performance is to a large extent the results of the margin improvement initiatives. In the framework of these initiatives, Givaudan announced its intention to transfer the compounding activities in Barneveld (Netherlands) to its sites in Dortmund (Germany) and to Dübendorf and Kemptthal (both Switzerland). It also will transfer the activities of the Culinary Technology Centre in Tremblay (France) to its new European Savoury Development Centre in Kemptthal, creating there a unique centre with experimental kitchens and pilot installations for testing flavours under industrial conditions. A similar savoury development centre will be opened in September in Cincinnati (USA). In Singapore, the expanded flavour development centre was inaugurated in February 2004.

Asia Pacific

Asia Pacific sales were up slightly versus a strong prior year comparative. The slowdown in growth in the first quarter is primarily due to the shift in order patterns which began to reverse itself in the second quarter. China, India, Korea, Vietnam and the Philippines posted good growth. Strong sales were recorded particularly in the Confectionery and Dairy segments.

Europe, Africa and Middle East (EAME)

European sales showed good overall growth versus last year. The markets of Central and Eastern Europe, Iberia, Scandinavia and the Baltic countries recorded good growth while the other areas were relatively flat versus a strong prior year. The Savoury segment continues to record a strong project pipeline. All other segments showed positive growth except Beverages which faced a very strong comparative of the half-year 2003.

North America

Sales in North America continued to show good growth with a US market posting high single-digit growth rates. Sales from the Foodservice segment continued to evolve positively due to launches of several new products. The Confectionery segment grew at a double-digit rate while both the Beverage and Health Care segments posted strong year over year gains. The US also benefited from a shift in product mix, primarily between Beverages and Savoury.

Latin America

Latin America recorded strong local currency growth stemming from all segments and all major markets. This result was achieved due to a number of new wins and a good product mix. Mexico, Brazil and Colombia grew at a double digit rate. The region's growth was driven by double-digit performance from all four major segments; Beverage, Confectionery, Dairy and Savoury. A high number of new wins from the second half of last year helped the growth in the Savoury segment.

Flavour Research

Givaudan's Global Flavour Research intensified its efforts for new value adding sensory solutions for its customers.

Novel ingredients are key to create innovative flavours for various applications. Givaudan's *position in this domain is unique in the industry.* In the aftermath of the FIS acquisition, savoury base notes are one of the key areas of investigation, which have already delivered new complex flavour ingredients.

In the domain of taste receptor research, screening assays for cooling agents are now well established in stable cell lines. Several second generation cooling compounds have been submitted for regulatory approval.

Further advances have also been made in the area of Smart Systems. The compact version of the Virtual Aroma Synthesiser, the Mini-VAS will now be available for all creation centres. The project for a new aroma dispensing device makes encouraging progress.

The right flavour at the right time requires an in-depth knowledge and know-how in delivery systems. Givaudan provides high-tech solutions for numerous applications in all areas of flavouring. A novel encapsulation technique has entered commercialization. This technology complements the Flavorburst® products already in wide use.

In Sensory Science the efforts to define a universal flavour language to be used by *Givaudan continue. The methodology of* preference "drivers" as a basic tool for consumer understanding starts to be broadly used.

Many new products have now reached commercialisation, e.g. a complete line of vanilla building blocks is now available for new creations. A clear beverage flavour initiative has been successfully completed. This provides additional flexibility particularly in the creation of beverage flavours.

Interim Condensed Consolidated Financial Statements (unaudited)

Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except per share data	Note	2004	2003
Sales	5	1,399	1,379
Cost of sales		(723)	(742)
Gross profit		**676**	**637**
as % of sales		*48.3%*	*46.2%*
Marketing, development and distribution expenses	6	(305)	(321)
Administration expenses		(46)	(48)
Amortisation of intangible assets[1]		(9)	(46)
Other operating income (expenses), net		(33)	(6)
Operating profit		**283**	**216**
as % of sales		*20.2%*	*15.7%*
Financial income (expenses), net		2	(30)
Result before taxes		**285**	**186**
Income taxes		(65)	(54)
Result after taxes		**220**	**132**
Minority interest		-	(2)
Net income		**220**	**130**
as % of sales		*15.7%*	*9.4%*
Earnings per share – basic (CHF)		**28.45**	**16.09**
Earnings per share – diluted (CHF)	7	**27.95**	**16.03**

1) The Group early adopted IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 (see Note 3). Goodwill amortisation for the first six months ended 30 June 2003 amounted to CHF 37 million.

Consolidated Balance Sheet

in millions of Swiss francs	Note	30 June 2004	31 December 2003
Current assets		2,055	1,945
Non-current assets		2,620	2,603
Total assets		**4,675**	**4,548**
Current liabilities		**658**	**633**
Non-current liabilities	8	**1,539**	**1,329**
Minority interest		**1**	**1**
Share capital	9	80	80
Retained earnings, reserves and other equity components	10,11	2,397	2,505
Equity		**2,477**	**2,585**
Total liabilities, minority interest and equity		**4,675**	**4,548**

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

in millions of Swiss francs	Note	2004	2003
Share capital			
Balance at 1 January		80	87
Cancellation of shares		-	(7)
Balance at 30 June	9	**80**	**80**
Retained earnings, reserves and other equity components			
Balance at 1 January		2,505	2,674
Dividends paid	10	(118)	(65)
Net income		220	130
Movement of fair value reserve for available-for-sale financial assets net of related deferred taxes, net		6	25
Movement of own equity instruments, net	11	(212)	140
Cancellation of shares	9	-	(420)
Change in currency translation, net		(4)	(3)
Balance at 30 June		**2,397**	**2,481**
Total equity at 30 June		**2,477**	**2,561**

Consolidated Cash Flow Statement for the Six Months Ended 30 June

in millions of Swiss francs	Note	2004	2003
Cash flows from (for) operating activities		**234**	**164**
Cash flows from (for) financing activities		**(84)**	**(2)**
Cash flows from (for) investing activities		**(13)**	**(40)**
Net effect of currency translation on cash and cash equivalents		-	(1)
Increase (decrease) in cash and cash equivalents		137	121
Cash and cash equivalents at the beginning of the period		494	454
Cash and cash equivalents at the end of June		**631**	**575**

Notes to the Consolidated Financial Statements (unaudited)

1. Group organisation

Givaudan SA and its subsidiaries (hereafter "the Group"), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries.

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc. (hereafter "IBF"), located in Wisconsin (USA). No pro forma financial information relating to the IBF acquisition has been stated.

On 4 August 2003, Givaudan SA effectively acquired the minority interest of Shanghai Givaudan Ltd.

The Group is listed on the SWX Swiss Exchange.

2. Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter "the interim financial statements") of the Group for the six-month period ended 30 June 2004 (hereafter "the interim period"). They are prepared in accordance with and comply with the International Accounting Standard 34 "Interim Financial Reporting".

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the Half-Year 2003 report and the audited Annual Report 2003 as they provide an update of the most recent financial information available.

These interim financial statements are not audited.

In the preparation of these interim financial statements, the Group applied the same accounting principles and policies as applied in the annual financial statements, except for accounting policies regarding the early adoption of IFRS3 "Business Combinations", the IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) and regarding IAS23 "Borrowing costs", see Note 3.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

3. Change in accounting policies

The early adoption of IFRS3, IAS36 (revised 2004) and IAS38 (revised 2004) resulted in an accounting policy change for goodwill. Until 31 December 2003, goodwill was amortised on a straight line basis over 20 years and assessed for an indication of impairment at each balance sheet date. From 1 January 2004, the Group ceased amortisation of goodwill. On 1 January 2004, the accumulated amortisation has been eliminated with a corresponding decrease in the cost of goodwill. From 1 January 2004, goodwill is tested annually for impairment, as well as when there are indications of impairment.

The early adoption of IFRS3, IAS36 (revised 2004) and IAS38 (revised 2004) resulted in a classification of intangible assets such as patents, licences, trademarks, know-how and process-oriented technology as intangible assets with finite useful lives. The Group has reassessed their useful lives according to IAS38 and no adjustment resulted.

Until 31 December 2003, interest costs on borrowings to finance the purchase or construction of property, plant and equipment are not capitalised. From 1 January 2004 interest costs on borrowings that are directly and exclusively attributable to the construction of a brand-new plant are capitalised as part of the cost of that plant. By 30 June 2004, no interest costs on borrowings have been capitalised.

These changes in accounting policies are applied prospectively from 1 January 2004.

4. IBF acquisition

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc. located in Wisconsin (USA).

The acquisition of IBF has been accounted for in the interim financial statements by use of the purchase method of accounting. The results of IBF operations have been incorporated in the consolidated income statement since 7 January 2003.

As stated in the agreement, the purchase price excluding transaction costs amounts to USD 21 million (equivalent to CHF 30 million) and consideration was in the form of cash. The Group acquired intangible assets consisting of goodwill and process-oriented technology. The latter is amortised on a straight-line basis over 15 years.

5. Segment information

Segment information is included in the respective divisional comments.

6. Marketing, development and distribution expenses

In the six months ended 30 June the expenses for product development and research activities in 2004 amounted to CHF 103 million (2003: CHF 107 million) and are included in the income statement under marketing, development and distribution expenses.

7. Earnings per share - diluted

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from the executive share option plans and from the convertible instruments. Net income is adjusted for elimination of interest, net of tax for dilutive convertible instruments.

8. Debt

During the first six months of 2004, 43,300 bonds (2003: 30 bonds) of the exchangeable bond have been converted with the delivery of treasury shares. By 30 June 2004, 43,331 bonds on the maximum of 200,000 have been converted.

On 7 February 2003, the Group entered into a private placement for a total amount of CHF 50 million. The private placement was made by Givaudan SA. It is redeemable in 2009 with an annual interest rate of 2.9%.

On 28 May 2003, the Group entered into a private placement for a total amount of USD 220 million. The private placement was made by Givaudan United States, Inc. It is redeemable by instalments at various times beginning on May 2008 through May 2015 with annual interest rates ranging from 3.65% to 5.0%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc was fully in compliance with the covenants set.

On 9 July 2003, the Group entered into a private placement for a total amount of CHF 100 million. The private placement was made by Givaudan SA. It is redeemable in 2013 with an annual interest rate of 3.3%.

On 16 April 2004, the Group entered into a second private placement for a total amount of USD 200 million. The private placement was made by Givaudan United States, Inc. It matures at various times in instalments beginning May 2009 through May 2016 with annual interest rates ranging from 4.16% to 5.49%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc was fully in compliance with the covenants set.

9. Share Capital

By 3 April 2003, the Group had completed its first share buy back programme with the repurchase of 725,627 registered shares over a second trading line on virt-x. At the Annual General Meeting on April 11, 2003, the shareholders agreed with the cancellation of the repurchased shares and with the corresponding reduction of the share capital by 8.3%, from CHF 87,256,270 to CHF 80,000,000. The cancellation became effective on 27 June 2003.

On 30 June 2003, the Group started a supplementary share buy back programme that was originally planned to last until 30 June 2004. On 14 June 2004, The Board of Directors has resolved to extend this programme until 30 June 2005. The Group intends to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x. On 13 April 2004, the Group had completed partially its second share buy back programme with the repurchased of 200,000 registered shares. At the Annual General Meeting on April 16, 2004, the shareholders agreed with the cancellation of the 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.5% from CHF 80,000,000 to CHF 78,000,000. The cancellation became effective on 5 July 2004. By 30 July 2004, the Group had repurchased a further 100,000 registered shares for its share buy back programme.

10. Dividends paid

At the Annual General Meeting held on 16 April 2004, the distribution of an ordinary dividend of CHF 8.90 gross per share (2002: CHF 8.10) and the distribution of an extraordinary dividend of CHF 6.50 gross per share were approved. The ordinary and extraordinary dividends were paid on 21 April 2004.

11. Own equity instruments

The Group holds own equity instruments to cover in-part the anticipated obligations related to the executive share options plan and, the guaranteed exchangeable bonds issued on 7 June 2001. On 30 June 2003, the Group held 402,450 (2003: 64,369) own shares and derivatives on own shares equating to a net position of 384,290 (2003: 512,405) own shares.

Givaudan Agenda

2004

Half Year Results, Zurich	26 August 2004
Roadshow London	7 September 2004
Roadshow USA West	13-15 September 2004
Banque Leu Conference, Zurich	28 September 2004
9 Month Sales	7 October 2004
Roadshow USA East	12-15 October 2004
Roadshow Paris	19 October 2004
Roadshow Scandinavia	21-22 October 2004
Investor Day, Shanghai - Site visit, Singapore	2-4 November 2004
Merrill Lynch Conference, London	8 December 2004

2005

Full Year Results 2004 Media Conference - Analyst/Investor Conference Call	1st March 2005
First Quarter Sales - Annual Investor Meeting	8 April 2005
Annual General Meeting, Geneva	27 April 2005
Half year results 2005 Media Release - Investor News - Conference Call for Investors and Analysts	9 August 2005
Half Year Conference, Zurich	25 August 2005
9 Month Sales	7 October 2005

The Givaudan Half Year Report is published in English, German and French

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Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com